RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

                                        February 10, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RLJ Acquisition, Inc.
Registration Statement on Form S-1
Commission File No.  333-170947

Acceleration Request
Requested Date:	February 14, 2011
Requested Time:	4:00 p.m. Eastern Standard Time or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RLJ Acquisition, Inc. (the “Registrant”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 (No. 333-170947) (the “Registration Statement”), originally filed with the Commission on December 3, 2010, effective at the “Requested Date” and “Requested Time” set forth above.

Since the date of the latest financial data presented in the Registration Statement, as amended and the Prospectus constituting a part thereof, there has been no material change in the operating or financial condition of the Registrant that is not disclosed in the Prospectus made a part of the Registration Statement, as amended.  The Registrant hereby acknowledges the following: (i) should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely, RLJ ACQUISITION, INC. /s/ H. Van Sinclair H. Van Sinclair President and Chief Executive Officer

[Signature Page to RLJ Acquisition, Inc. Acceleration Request]